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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13E-4


                       Issuer Tender Offer Statement
              (Pursuant to Section 13(e)(1) of the Securities
                           Exchange Act of 1934)


                                 PACIFICORP
                (Name of Issuer and Person Filing Statement)


                              Amendment No. 1
                             (Final Amendment)


              $1.98 No Par Serial Preferred Stock, Series 1992
                       (Title of Class of Securities)

                                 695114611
                   (CUSIP Number of Class of Securities)

                             Richard T. O'Brien
             Senior Vice President and Chief Financial Officer
                                 PacifiCorp
                          700 NE Multnomah Street
                        Portland, Oregon 97232-4116
                               (503) 731-2000
          (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of the
                          Person Filing Statement)

                              with copies to:


         Stoel Rives                   Winthrop, Stimson, Putnam & Roberts
  700 NE Multnomah, Suite 950                 One Battery Park Plaza
  Portland, Oregon 97232-4109              New York, New York 10004-1490
Attention of John M. Schweitzer         Attention of C. Payson Coleman, Jr.
       (503) 872-4821                            (212) 858-1426


                             September 6, 1995
                    (Date Tender Offer First Published,
                     Sent or Given to Security Holders)


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                             Page 1 of 3 Pages.


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                           INTRODUCTORY STATEMENT

          This Amendment No. 1 (Final Amendment) to the Issuer Tender Offer Statement on Schedule 13E-4 (this "Final Amendment") is being filed by PacifiCorp, an Oregon corporation (the "Company"), for the purpose of amending the Issuer Tender Offer Statement on Schedule 13E-4 originally filed by the Company on September 6, 1995. This Final Amendment relates to the results of the Company's offer (the "Exchange Offer") to exchange up to $125,000,000 aggregate principal amount of its 8.55% Junior Subordinated Deferrable Interest Debentures, Series B (the "Debentures"), for up to all of the issued and outstanding shares of the $1.98 No Par Serial Preferred Stock, Series 1992 (the "Series 1992 Preferred Stock"), of the Company. The Exchange Offer was effected on the basis of $25 principal amount of Debentures (the minimum permitted denomination) for each share of Series 1992 Preferred Stock (liquidation preference $25 per share) validly tendered and accepted for exchange in the Exchange Offer. The Exchange Offer terminated at 5:00 p.m., New York City time, on October 4, 1995.

          The following item is hereby amended as set forth herein:

Item 8.     Additional Information.

          (e) The Exchange Offer terminated at 5:00 p.m., New York City time, on October 4, 1995. 2,233,037 shares of Series 1992 Preferred Stock were tendered and accepted in the Exchange Offer. In accordance with the terms of the Exchange Offer, on October 12, 1995 the Company issued $55,825,925 aggregate principal amount of Debentures in exchange therefor. 2,766,963 shares of Series 1992 Preferred Stock were not tendered in the Exchange Offer and remain outstanding as of the date hereof.

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                                 SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 1995

                                   PACIFICORP


                                   By: RICHARD T. O'BRIEN
                                       -----------------------------------
                                       Richard T. O'Brien
                                       (Senior Vice President and
                                        Chief Financial Officer)